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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              CBI INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                              CBI INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  124800 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            CHARLES O. ZIEMER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              CBI INDUSTRIES, INC.
                              800 JORIE BOULEVARD
                         OAK BROOK, ILLINOIS 60521-2268
                                 (708) 572-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            RICHARD D. KATCHER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                         NEW YORK, NEW YORK 10019-6150
                                 (212) 403-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is CBI Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 800 Jorie Boulevard, Oak Brook, Illinois 60521-2268. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $2.50 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights" and, together with such shares of Common Stock, except where the context otherwise requires, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer made by PX Acquisition Corp. ("P Sub"), a Delaware corporation and a wholly owned subsidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to purchase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Restatement dated August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Company and First Chicago Trust Company of New York, as Rights Agent (as amended to date, the "Rights Agreement"), at a price of $32.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995 (the "Praxair Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Praxair Offer"), as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by P Sub and Praxair with the Securities and Exchange Commission (the "Commission") on November 3, 1995, as amended by Amendment No. 1, dated November 7, 1995 and Amendment No. 2, dated November 8, 1995 (as so amended, the "Praxair
Schedule 14D-1"). The address of the principal executive offices of P Sub and Praxair, according to the Praxair Schedule 14D-1, is 39 Old Ridgebury Road, Danbury, Connecticut 06810-5113.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or in Annex A hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings (other than in the ordinary course of business), or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors, or affiliates, or (ii) Praxair, P Sub or their executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates and between the Company and Praxair are described in Annex A hereto, which description is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Company's Board of Directors (the "Board") met on November 6, November 8 and November 14, 1995 to consider the Praxair Offer and related matters. During those meetings, the Board considered the Company's business, financial condition, current business strategy and future prospects, recent and historical market prices for the Common Stock, the terms and conditions of, and potential alternatives to, the Praxair Offer and other matters, including presentations by management and by the Company's financial and legal advisors. After taking into account these matters, the Board determined by unanimous vote that the Praxair Offer is inadequate and not in the best interests of the Company's stockholders, and that such interests would be best served if the Company were to actively explore alternatives to maximize stockholder value. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE PRAXAIR OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT THERETO. The Board has directed management and the Company's advisors to explore strategic alternatives and to report back to the Board promptly with respect thereto.

     At the November 14, 1995 meeting, the Board declined the requests of Praxair with respect to the Rights and unanimously determined not to redeem the Rights or amend the Rights Agreement to make the Rights inapplicable to the Praxair Offer and the merger (the "Second Step Cash Merger") proposed by Praxair to be consummated after the consummation of the Praxair Offer pursuant to which all Shares not tendered and purchased pursuant to the Praxair Offer or otherwise (other than Shares owned by P Sub or Praxair or any of their subsidiaries, Shares held in the treasury of the Company and Shares owned by stockholders who perfect dissenters' rights under the Delaware General Corporation Law (the "DGCL")) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Praxair Offer. The Board also unanimously declined a request by P Sub and Praxair that the Board adopt a resolution approving and recommending the Praxair Offer and the Second Step Cash Merger for purposes of Section 203 of the DGCL. The Board also unanimously declined a request by P Sub and Praxair that the Board adopt a resolution approving and recommending the Second Step Cash Merger pursuant to the Article Tenth and Article Fifteenth of the Company's Restated Certificate of Incorporation (the "Certificate"). Pursuant to such Articles, supermajority votes would be required to approve the Second Step Cash Merger, in the case of Article Tenth, unless the Board has recommended the transaction, and, in the case of Article Fifteenth, unless the transaction is either approved by a majority of the Continuing Directors (as defined therein) or certain price and procedural requirements are met.

     A copy of the letter to the Company's stockholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 21 and 22, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

     (b) Reasons for the Recommendation. In addition to the factors set forth above and considered by the Board in reaching its conclusions with respect to the Praxair Offer described in Item 4(a) above, the Board considered a number of factors, including, but not limited to, the following:

          (i) the Company's business, financial condition, results of operations, current business strategy and future prospects, including the nature of the markets in which the Company operates, the Company's position in such markets and the historical and current market prices for the Common Stock;

          (ii) presentations by the Company's management relating to the Company's financial performance and future prospects and the opinion of the Company's management that the proposed consideration in the Praxair Offer is inadequate;

          (iii) the fact that the Company has had preliminary discussions with other parties who have indicated their potential interest in an extraordinary transaction with the Company;

          (iv) presentations by Lehman Brothers Inc. ("Lehman Brothers") and Merrill Lynch & Co. ("Merrill Lynch"), financial advisors to the Company (the "Financial Advisors"), concerning the financial aspects of the Praxair Offer;

          (v) the written opinions of Lehman Brothers and Merrill Lynch that, as of the date of such opinions, the consideration of $32.00 per Share offered to the stockholders of the Company (other than Praxair) pursuant to the Praxair Offer is inadequate from a financial point of view; the full texts of such opinions, dated November 14, 1995, which set forth the assumptions made and matters considered and limitations set forth by Lehman Brothers and Merrill Lynch, are included as Annexes B-1 and B-2 hereto and should be read in their entirety;

          (vi) the Board's perception that Praxair is primarily interested in the Company's gas business and may be significantly undervaluing the Company's non-gas businesses;

          (vii) the Board's belief, based in part on the factors referred to above, that the $32.00 per Share price pursuant to the Praxair Offer does not reflect the current value inherent in the Company and that the stockholders' interests would be best served if the Company were to actively explore alternatives to maximize stockholder value;

          (viii) the conditional nature of the Praxair Offer; the Praxair Offer is conditioned upon, among other things, the matters referred to in paragraph (ix) and upon there not being any threat of a change in

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     the results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of P Sub, may be materially adverse to the Company or any of its subsidiaries, or P Sub having become aware of any fact that, in the sole judgment of P Sub, has or may have material adverse significance with respect to the value of the Shares to P Sub; and

          (ix) the Board's belief, based on advice received from outside counsel, that there are antitrust issues relating to a combination of the Company and Praxair, both domestically and internationally, which issues create significant uncertainty as to whether the conditions of the Praxair Offer will be met; in that regard, the Board noted that the Praxair Offer is conditioned on there not being threatened or instituted any action by any domestic or foreign governmental entity or by any other person seeking to impose any limitations upon the ownership or operation by Praxair of any portion of the business or assets of the Company.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Praxair Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

     Background. During the course of 1994, a series of conversations were held between officers of the Company and officers of Praxair regarding a possible joint venture involving the combination of certain hydrogen and carbon monoxide assets in a particular geographic location. On December 10, 1994, Mr. John E. Jones, the Chairman, President and Chief Executive Officer of the Company, contacted Mr. H. William Lichtenberger, the Chairman and Chief Executive Officer of Praxair, to advise him that the Company was not interested in pursuing discussions about the project at that time. Later in December, the Company disclosed that it had received an unsolicited proposal from a third party interested in acquiring the Company's industrial gas business. Thereafter, Mr. Jones was contacted by Mr. Lichtenberger, among others, asking whether the Company was interested in pursuing a transaction involving the Company's industrial gas business. Mr. Jones said he would let Mr. Lichtenberger know if the Company developed an interest.

     Several months later Mr. Lichtenberger contacted Mr. Jones to arrange a meeting. On May 19, 1995, Mr. Jones and Mr. Lichtenberger met in Chicago. At that meeting, Mr. Lichtenberger said he wanted to explore whether the Company had any interest in pursuing any of several possible business transactions, including the previously discussed joint venture project involving certain hydrogen and carbon monoxide assets and also including a combination of the two companies. Mr. Jones said that, notwithstanding that it was the Company's desire to pursue its business plan as an independent company, the Board would of course consider any proposal that was made to it in light of the best interests of the Company's stockholders. Mr. Jones said that he would be back in touch with Mr. Lichtenberger regarding the joint venture project after the Company had a chance to study it further.

     Mr. Lichtenberger called Mr. Jones on August 28, 1995. During that conversation, Mr. Jones informed Mr. Lichtenberger that he was not interested in pursuing the joint venture project or any of the other transactions Mr. Lichtenberger had raised at the May meeting. Mr. Lichtenberger requested a meeting and Mr. Jones agreed.

     On August 31, 1995, Mr. Lichtenberger and Mr. John A. Clerico, Vice President and Chief Financial Officer of Praxair, met with Mr. Jones and Mr. A.J. Schneider, Chief Financial Officer of the Company. Mr. Lichtenberger and Mr. Clerico presented certain financial data and background data, discussed the general business strategies of Praxair and presented their conception of the bases upon which a business combination of the Company and Praxair might proceed.

     At the end of September 1995, Mr. Lichtenberger called Mr. Jones and told him that the Praxair Board of Directors had authorized him to enter into discussions with the Company regarding a possible business combination involving an exchange of shares on a pooling basis. Mr. Jones said he would discuss the matter with the Board.

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

     At a meeting of the Board on October 11, the Board considered Mr. Lichtenberger's invitation to enter into negotiations and directed Mr. Jones to tell Mr. Lichtenberger that the Company was not for sale and was not interested in negotiating with Praxair. Mr. Jones so advised Mr. Lichtenberger on October 20, 1995.

     On October 27, 1995, Mr. Lichtenberger submitted to Mr. Jones an unsolicited written proposal for the acquisition of the Company by Praxair (the "Praxair Proposal"). Mr. Lichtenberger's letter read in full as follows:

                                                           October 27, 1995
Mr. John E. Jones
Chairman, President and Chief
Executive Officer
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60522-7001
Dear John:

     As you know, over the past six months you and I have had several discussions regarding a possible transaction to effect a merger of our respective companies. Based on our conversations, I think we both realize that significant benefits could be realized by both our companies from such a transaction. Therefore, I was greatly disappointed when you told me on October 20 that you had decided not to continue our discussions.

     As I told you during that telephone conversation, in recent weeks we at Praxair have continued to carefully study the dynamics and potential advantages of a business combination of Praxair and CBI. As a result, we now feel even more strongly that such a business combination would result in significant strategic benefits for both our companies and our respective shareholders. In light of your current position which you communicated to me on October 20, and given what we continue to view as the compelling rationale for a business combination, we have decided that the best way to proceed is for Praxair to submit a specific proposal to your Board of Directors for its formal consideration.

     Accordingly, on behalf of the Board of Directors of Praxair, I am pleased to propose herewith the merger of Praxair and CBI pursuant to which your shareholders would receive $32.00 for each share of CBI common stock, which we would propose to pay in either cash or Praxair common stock. Our proposal to effect a merger of Praxair and CBI is subject to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and closing conditions.

     I hope that you will recognize the powerful business logic behind our proposal and that you will promptly submit it to your Board of Directors for its consideration with a favorable recommendation from you. It is our hope that, after appropriate consideration by your Board of Directors, your Board will authorize proceeding with the negotiation of the definitive merger agreement on the terms we have proposed.

     The price per share in our merger proposal is based on our present knowledge of CBI, which is limited to public information. It is our view that the price we are proposing would be both fair and highly attractive to your shareholders. Our proposal offers your shareholders a significant premium over the current market value of CBI.

     The transaction we propose represents a clearly attractive opportunity for Praxair to combine the leading industrial gases supplier in North and South America and the premier world supplier of carbon dioxide. The combined enterprise will be strongly positioned to maximize our marketing, engineering and technological skills as it expands its operations further into major global markets. It will also be able to develop significant new applications for a wide range of products and advanced technologies to enable our customers to improve their productivity, product quality and environmental performance. Together, Praxair's and CBI's business portfolios and synergies will provide the enterprise with considerable opportunities to support strong future sales and earnings growth.

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

     We are prepared to move promptly in connection with our proposal. We would be happy to meet with you and other members of your Board of Directors and senior management as soon as practicable to discuss our proposal in detail and to answer any questions you or they may have. We realize that your Board of Directors will want to carefully consider our proposal, but we do ask that the Board respond to us as soon as possible, and in any event by noon, on November 1, 1995.

     While we would very much prefer that a business combination of our companies be effected pursuant to the negotiation of a merger on the terms we have proposed, you and your Board should appreciate that if your Board rejects our proposal to negotiate a merger, we reserve the right to propose directly to the shareholders of CBI a cash offer for CBI by Praxair.

     We look forward to hearing the response of your Board of Directors after it has reviewed our merger proposal.

                                   Sincerely,
                                                  /s/ H.W. LICHTENBERGER

     On October 29, 1995, Praxair publicly announced that it had delivered the above letter to the Company, and the Company announced that the Board would consider the Praxair Proposal in due course.

     On October 30, 1995, Praxair filed the lawsuit described below under Item
8.

     On October 31, 1995, Mr. Jones telephoned Mr. Lichtenberger to inform him that while the Company would give consideration to Praxair's acquisition proposal, the Company would not respond by Praxair's deadline of November 1, 1995 and would respond in due course.

     On November 1, 1995, Praxair announced that it intended to commence the Praxair Offer on Friday, November 3, 1995 and on November 3 Praxair commenced the Praxair Offer.

     On November 6, 8 and 14, the Board met with its legal and financial advisors to review the Praxair Offer, resulting in the recommendation set forth above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Lehman Brothers and Merrill Lynch as its financial advisors with respect to the Praxair Offer and other matters arising in connection therewith, including assisting the Company in exploring alternatives in light of the Praxair Offer. Pursuant to the letter agreement between Lehman Brothers, Merrill Lynch and the Company dated November 14, 1995 (the "Lehman/Merrill Engagement Letter") the Company has agreed to pay each of Lehman Brothers and Merrill Lynch as follows: (i) a retainer fee of $250,000, payable to each of Lehman Brothers and Merrill Lynch on January 15, 1996 (such retainer fee will be credited to other fees, if any, payable under the Lehman/Merrill Engagement Letter); (ii) if during the term of the Financial Advisors' engagement under the Lehman/Merrill Engagement Letter, or until the later of (x) 18 months after the date of the Lehman/Merrill Engagement Letter or (y) 12 months after the termination of the Financial Advisors' engagement thereunder, an Acquisition (as defined below) involving all or substantially all of the Common Stock or the Company's assets occurs, then the Company shall pay to each of Lehman Brothers and Merrill Lynch a fee of $5,000,000 plus $500,000 (or proportion thereof) for each $1.00 per Share (or proportion thereof) above $32.00 per Share that the Company's stockholders receive, in cash or securities, in connection with or as a result of such Acquisition; (iii) if during the term of the Financial Advisors' engagement under the Lehman/Merrill Engagement Letter, or until the later of (x) 18 months after the date of the Lehman/Merrill Engagement Letter or (y) 12 months after the termination of the Financial Advisors' engagement thereunder, an Acquisition or a Restructuring (each as defined below) occurs other than that described in (ii) above, then the Company shall pay to each of Lehman Brothers and Merrill Lynch fees to be mutually agreed upon based on the consideration involved in such Acquisition or Restructuring and the Financial Advisors' reasonable and customary fees for the services rendered related to such Acquisition or Restructuring. An "Acquisition" is defined as any transaction or series

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or combination of transactions, other than in the ordinary course of business, whereby, directly or indirectly, control of or a material interest in the Company or any of its businesses, or a material amount of any of their respective assets, is transferred for consideration, including, without limitation, by means of a sale or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buyout, a minority investment, the formation of a joint venture or partnership, or any similar transaction. A "Restructuring" is defined as any transaction or series or combination of transactions, other than in the ordinary course of business, whereby any payment or distribution of cash, securities or other property is made by the Company to the holders of capital stock of the Company, including, without limitation, any dividend or other distribution (other than normal dividends) on, or any repurchase or redemption of, or any exchange of other securities of the Company or any of its affiliates for, any shares of capital stock of the Company, or any other similar transaction involving a change in the capital structure of the Company.

     The Company has also agreed to reimburse the Financial Advisors for their reasonable expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with their engagement with respect to the services to be rendered by them, and to indemnify the Financial Advisors and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

     The Company has retained MacKenzie Partners, Inc. to distribute information (including this Statement on Schedule 14D-9) on behalf of the Company in connection with the Praxair Offer and related matters. The Company has also retained Abernathy MacGregor Scanlon as public relations advisor in connection with the Praxair Offer and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed for their out-of-pocket expenses.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Praxair Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, except as set forth on Schedule I hereto, no transactions in the Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently do not intend to tender any Shares which are held of record or beneficially owned by such persons pursuant to the Praxair Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     At the meetings of the Board held on November 6, November 8 and November 14, 1995, the Board considered and reviewed the feasibility and desirability of exploring possible alternative transactions to the Praxair Offer. As stated in
Item 4 above, the Board believes that the interests of the Company's stockholders would be best served if the Company were to actively explore alternatives to maximize stockholder value. These alternatives could lead to and involve negotiations which may result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries,
(ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company. In this connection, the Company is in the preliminary stages of discussion or negotiation concerning a possible transaction involving the Company of the type described above, having entered into confidentiality and standstill agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction and having responded to due diligence inquiries. In addition, the Company has had preliminary discussions with other parties regarding their potential interest in such a transaction.

     In the opinion of the Board, disclosure at this time of the possible terms of any transaction of the type described above or the parties thereto might jeopardize the initiation or continuation of such discussions or

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

negotiations. Accordingly, the Board, on November 14, 1995, adopted a resolution instructing management not to disclose the possible terms of any such transactions, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

     There can be no assurance that any of the foregoing will result in any transaction, or that a transaction other than one of the types described herein will not be authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of Praxair with respect to the Praxair Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Praxair Offer.

     Except as described above and under Item 4 above, the Company is not engaged in any negotiation in response to the Praxair Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

     Except as described above and under Item 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Praxair Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Litigation. On October 30, 1995, Praxair commenced litigation in the Court of Chancery of the State of Delaware (the "Chancery Court") against the Company and the Board, alleging that the Board has violated its fiduciary duties to the Company's stockholders by failing to pursue a possible transaction with Praxair and employing the Rights Agreement to prevent Praxair from acquiring the Company. Praxair's complaint seeks (a) injunctive relief requiring the Board to redeem the Rights or to amend the Rights Agreement so as to make the Rights inapplicable to any acquisition proposal which equals or exceeds the Praxair Proposal, (b) injunctive relief enjoining the Company and the Board from taking any action to interfere with the Praxair Proposal or any other such proposal, and (c) a declaratory judgment that the Board has breached its fiduciary duties to the Company's stockholders by continuing to deploy the Rights. The time of the Company and the Board to respond to Praxair's complaint has not expired.

     On October 30, 1995, four purported stockholders of the Company commenced litigation in the Chancery Court against the Company and the Board, asserting claims that are similar to the claims asserted by Praxair. Also, on October 30, one of the four purported stockholders moved to amend a complaint he had filed against the Company and the Board in December 1994 in order to assert claims identical to the ones asserted in his newly-filed action; however, counsel for this stockholder has since advised counsel for the Company and the Board that the action filed in December 1994 will not be actively prosecuted. Two additional stockholder complaints were filed October 31 and November 1. Each of these complaints seeks relief on behalf of a purported class consisting of all holders of the Common Stock. In addition to injunctive and declaratory relief, the stockholder plaintiffs seek to recover damages on behalf of the alleged class and an award of attorneys' fees. The time to respond to these complaints has not yet expired. It is contemplated that all of the purported stockholder actions will be consolidated for all purposes. Attached hereto as Exhibits 24 through 30 are copies of each of the aforementioned complaints and the above descriptions are qualified in their entirety by reference to such exhibits.

     (b) Rights Agreement. Currently, two-thirds of a Right is associated with each share of Common Stock. Each full Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Stock"), at a price of $75.00 per Unit, subject to adjustment (the "Purchase Price").

     Under the Rights Agreement, until the close of business on the "Distribution Date," which occurs on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons ("Acquiring Persons") has acquired, or obtained the right to acquire, beneficial ownership of 10% or

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

more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) after the date of commencement of, or first public announcement of the intent to commence, a tender or exchange offer if, upon consummation thereof, such person could be the beneficial owner of 10% or more of the outstanding shares of Common Stock, the Rights are represented by and may be transferred only with the shares of Common Stock. Until the Distribution Date, a share certificate issued upon the transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any of such shares of Common Stock also constitutes the transfer of the Rights associated with the shares of Common Stock represented by such certificate.

     Praxair's public announcement on November 1, 1995 of its intention to commence the Praxair Offer on November 3, 1995 commenced the running of the ten-business day period described in clause (ii) of the first sentence of the immediately preceding paragraph. At a meeting held on November 8, 1995, the Board resolved that the Distribution Date shall not occur until the earlier of
(x) the date on which an Acquiring Person becomes such and (y) such date as may be determined by action of the Board prior to the time any person or group becomes an Acquiring Person.

     As soon as practicable following the Distribution Date, if any, Rights certificates will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and such separate Rights certificates alone will evidence the Rights.

     At the close of business on the Distribution Date, the Rights will become exercisable and separate Rights certificates will thereafter be distributed. At the time Rights certificates are distributed, the Company will make the necessary and appropriate rounding adjustments so that Rights certificates are distributed representing only whole numbers of Rights and cash is paid in lieu of fractional Rights.

     Unless the Rights are redeemed earlier, if following a Stock Acquisition Date the Company consummates a merger or other business combination (in which the Company does not survive or the shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, then proper provision must be made so that each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value equal to twice the Purchase Price.

     In the event that any person or group becomes an Acquiring Person, other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock that the Board, taking into account the long-term value of the Company and all other factors that the Board considers relevant, determines to be at a price and on terms that are fair to holders of shares of Common Stock, each Right, other than Rights that are or were beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon exercise and payment of the Purchase Price, in lieu of Preferred Stock, that number of shares of Common Stock which at the time of such transaction would have a market value equal to twice the Purchase Price.

     At any time after the occurrence of an event triggering the Rights specified in the preceding paragraphs and prior to the acquisition by an Acquiring Person of beneficial ownership of 50% or more of the Common Stock, the Board may exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock per Right.

     At any time until 20 days following the Stock Acquisition Date, the Board may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"). Immediately upon the action of the Board ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights will expire on March 18, 1996, unless (i) extended or (ii) earlier redeemed by the Company.

     Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     According to the Praxair Offer to Purchase, it is a condition of the Praxair Offer that the Board redeem the Rights or that P Sub is otherwise satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Praxair Offer and the Second Step Cash Merger.

     (c) Section 203 of the Delaware General Corporation Law.  In general,
Section 203 of the DGCL ("Section 203") provides that a Delaware corporation, such as the Company, may not engage in any Business Combination (defined to include a variety of transactions, including a merger) with any Interested Stockholder (defined generally as a person that, directly or indirectly, owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder becomes an Interested Stockholder. Section 203 provides that an "owner" of voting stock includes any person who, individually or together with any of its affiliates or associates, beneficially owns such stock directly or indirectly, or has (i) the right to acquire voting stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding, or (iii) any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of such stock with any other person that beneficially owns, directly or indirectly, such stock. The three-year prohibition on Business Combinations with Interested Stockholders (the "Business Combination Prohibition") does not apply if certain conditions, described below, are satisfied.

     The Business Combination Prohibition does not apply to a particular Business Combination between a corporation and a particular Interested Stockholder if (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares held by (x) persons who are directors and also officers of the corporation and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is
(a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder.

     Section 203(b)(6) of the Delaware General Corporation Law provides that the restrictions contained in Section 203 do not apply to a Business Combination that is proposed prior to the consummation or abandonment of and following the announcement or notification of one of certain extraordinary transactions (including a merger) involving the corporation which transaction (i) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors and (ii) has been approved or has not been opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     (d) Restated Certificate of Incorporation. The Certificate requires a supermajority vote for certain transactions. Article Tenth of the Certificate requires the affirmative vote of holders of not less than two-thirds ( 2/3) of the outstanding Shares entitled to vote and the affirmative vote of not less than two-thirds ( 2/3) of each series of shares of preferred stock of the Company entitled to vote as a class on such issue or, where the Board has recommended such action, the affirmative vote of holders of a majority of the outstanding Shares entitled to vote and the affirmative vote of a majority of each series of the outstanding shares of preferred stock of the Company entitled to vote as a class on such issue to effect, among other things, a merger or consolidation.

     Currently, the Company does not have any series of shares of preferred stock entitled by its terms to vote as a class on any matter.

     Article Fifteenth of the Certificate requires the affirmative vote by the holders of at least 80% of the then outstanding Shares entitled to vote and the affirmative vote of at least 80% of each series of the outstanding shares of preferred stock of the Company entitled to vote as a class on such issue to approve Business Combinations involving an Interested Stockholder, unless (i) the Business Combination is either approved by a majority of the Continuing Directors or (ii) all of the price and procedural requirements set forth therein are met.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

**Exhibit  1     --   Pages 5 through 23 of Proxy Statement dated March 24, 1995 relating to the
                      Company's 1995 Annual Meeting of Shareholders.
  Exhibit  2     --   CBI Industries, Inc. Employment Agreement and addenda for J.E. Jones.
  Exhibit  3     --   CBI Industries, Inc. Employment Agreement and addenda for A.J. Schneider.
  Exhibit  4     --   CBI Industries, Inc. Employment Agreement and addenda for C.O. Ziemer.
  Exhibit  5     --   CBI Industries, Inc. Employment Agreement and addenda for L.E. Akin.
  Exhibit  6     --   CBI Industries, Inc. Employment Agreement and addenda for C.E. Willoughby.
  Exhibit  7     --   Form of Liquid Carbonic Industries Corporation Employment Agreement and
                      Form of Addenda.
  Exhibit  8     --   Letter Agreement between John E. Jones and the Company dated January 4,
                      1982, and addenda thereto.
  Exhibit  9     --   CBI Industries, Inc. Stock Option Plan.
  Exhibit 10     --   CBI Industries, Inc. 1995 Stock Option Plan.
  Exhibit 11     --   CBI Restricted Stock Award Plan (1978).
  Exhibit 12     --   CBI 1983 Restricted Stock Award Plan.
  Exhibit 13     --   CBI 1989 Restricted Stock Award Plan.
  Exhibit 14     --   CBI 1994 Restricted Stock Award Plan.
  Exhibit 15     --   CBI Salaried Employee Stock Ownership Plan (1987).
 *Exhibit 16     --   CBI Employee Stock Purchase and Savings Plan (1987).
  Exhibit 17     --   CBI Executive Life Insurance Plan.
  Exhibit 18     --   CBI Benefit Restoration Plan.
  Exhibit 19     --   CBI Supplemental Survivor's Benefit, Executive Life Insurance and Benefit
                      Restoration Trust.
  Exhibit 20     --   Letter to John E. Jones, the Company's Chairman, President and Chief
                      Executive Officer, from H. William Lichtenberger, the Chairman and Chief
                      Executive Officer of Praxair, dated October 27, 1995.
**Exhibit 21     --   Letter to stockholders of the Company dated November 16, 1995.
  Exhibit 22     --   Press Release issued by the Company on November 16, 1995.
  Exhibit 23     --   Letter to holders of Shares issued pursuant to the Company's Restricted
                      Stock Plans with respect to tendering Shares of restricted stock dated
                      November 16, 1995.
  Exhibit 24     --   Motion to amend Complaint in Steiner v. CBI Industries, Inc. (Delaware
                      Chancery Court).
  Exhibit 25     --   Complaint in Steiner v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 26     --   Complaint in Kreisberg v. Jones (Delaware Chancery Court).
  Exhibit 27     --   Complaint in Lasker v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 28     --   Complaint in Polikoff v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 29     --   Complaint in Rosenberg v. Clark (Delaware Chancery Court).
  Exhibit 30     --   Complaint in Lewis v. Jones (Delaware Chancery Court).

---------------
 * Incorporated by reference to Exhibit A to the Company's 1992 proxy statement for annual meeting of stockholders.

** Included with the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CBI INDUSTRIES, INC.

                                          By: /s/  JOHN E. JONES
                                              ---------------------------------

                                                      John E. Jones
                                                 (CHAIRMAN, PRESIDENT AND
                                                 CHIEF EXECUTIVE OFFICER)

Dated: November 16, 1995

                                                                         ANNEX A

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors, and affiliates are described under the sections entitled "Executive Compensation," "Compensation Committee Report on Executive Compensation" and "CBI Industries, Inc. - 1995 Stock Option Plan" at pages 5 through 23 of the Company's Proxy Statement dated March 24, 1995 relating to its 1995 Annual Meeting of Shareholders (the "1995 Proxy Statement"), which pages are attached as Exhibit 1 hereto and are incorporated by reference. The Company's 1995 Stock Option Plan, described at pages 20 through 23 of the 1995 Proxy Statement, was approved by the Company's stockholders at the 1995 Annual Meeting of Shareholders.

     The CBI Industries, Inc. Stock Option Plan, as approved by the Company's shareholders in 1987, and amended through August 1993 (the "1987 Stock Option Plan") provides for the granting of non-qualified options or options qualifying as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") either alone or with a stock appreciation right ("SAR"). It is administered by the compensation committee of the Board (the "Compensation Committee"). The maximum number of Shares issuable pursuant to the grant of options or exercise of rights is 1,200,000 Shares. No more options may be granted under the 1987 Stock Option Plan. The number of options which were granted in 1995 to the following named executive officers, all executive officers as a group, and all employees as a group are: J.E. Jones, 45,000; L.E. Akin, 18,000; C.E. Willoughby, 12,000; A.J. Schneider, 6,000; C.O. Ziemer, 9,000; all executive officers as a group, 96,000; all employees as a group, 292,400.* All options granted in 1995 were granted on January 11, 1995 and the exercise price of all options granted on such date is $24.375. For the period January 1, 1995 through the date of this Schedule 14D-9, no options have been exercised by the executive officers or the active employees as a group. The outstanding grants also have "Limited Rights" to receive cash (equal to the market value of the Common Stock subject to the related option less the exercise price) upon expiration at the end of the 30 day period following a Change in Control (as defined in the option grant) in respect of options which have not been exercised.

     Agreements between the Company and each of the executive officers of the Company named in the following paragraph provide for each executive's continued employment for a three year period (or to age 65, if earlier) following a Change in Control of the Company ("Change in Control Agreements"). "Change in Control" is defined as the occurrence at any time of any of the following events: an Acquiring Person (as defined below) has become such; or (b) Continuing Directors (as defined below) cease to comprise a majority of the Board of Directors of the Company. The term "Acquiring Person" means any Person (as defined) who or which, together with all Affiliates (as defined) and Associates (as defined) of such Person, shall be the Beneficial Owner (as defined) of 10% or more of the Shares then outstanding (subject to certain exceptions), but shall not include an Exempt Person (as defined). The term "Continuing Director" means any member of the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board prior to March 4, 1986 and means any person who subsequently becomes a member of the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if (a) such person's nomination for election or election to the Board is recommended or approved by resolution of a majority of the Continuing Directors or (b) such person is included as a nominee in a proxy statement of the Company distributed when a majority of the Board consists of Continuing Directors.

     Compensation and benefits for the three-year period are based generally on the executive's compensation and benefits before the Change in Control, subject to stipulated increases, and are payable in a lump sum on a discounted present value basis upon either (i) termination by the Company of the executive's employment for any reason other than death, disability or wilful and material breach of the agreement during such period, or (ii) resignation of the executive following any of (a) a significant change in the executive's authorities or duties, (b) a reduction in the executive's total compensation and (c) other breach of the executive's Change in Control Agreement. Such benefits payable upon a termination of employment following a Change in

---------------

* Information with respect to two of the officers named in the compensation table in the 1995 proxy statement is not provided herein, because those two officers are no longer with the Company.

Control also include a cash payment equal to (a) the fair market value of any restricted stock awards which are forfeited as a result of such termination, and
(b) with respect to any stock option that ceases to be exercisable or which terminates, a payment equal to the excess of the fair market value of the stock subject to such option over the option exercise price. The Change in Control Agreement also contains "gross-up" provisions pursuant to which the executive will be paid additional amounts to reimburse such executive for all excise taxes payable pursuant to Code Section 4999 with respect to so-called golden parachutes, which additional payments will also include those amounts necessary to permit the executive to pay all income and excise taxes payable with respect to all such additional payments. The benefits payable to the following executive officers as of November 14, 1995, if a Change in Control had occurred as of such date and a termination causing payment of the benefits had occurred (not including payments with respect to shares of restricted stock awarded to the executive officers under any of the Company's Restricted Stock Plans (as defined and as described below)) are as follows: J.E. Jones, $9,600,000; L.E. Akin, $4,300,000; C.E. Willoughby, $3,400,000; A.J. Schneider, $1,700,000; and C.O.
Ziemer, $2,600,000. One other executive officer at the Company has a Change in Control Agreement of the same type as the named executives.

     Pursuant to addenda to their respective Change in Control Agreements with the Company, L.E. Akin and C.E. Willoughby also entered into Change in Control Agreements with their current employers, Chicago Bridge & Iron Company ("CBIC") and Liquid Carbonic Industries Corporation ("LCI"), respectively, wholly owned subsidiaries of the Company. Messrs. Akin's and Willoughby's Change of Control Agreements become effective upon either a Change in Control of the Company or a Change in Ownership of CBIC or LCI, as the case may be. A "Change in Ownership" of CBIC or LCI means an occurrence of an event pursuant to which the ultimate right to elect the directors of CBIC or LCI, as the case may be, is not exercisable by the Company or another entity which directly or indirectly acquires stock of CBIC or LCI, as the case may be, in a leveraged buyout in which the senior management of the Company participates. Upon the earlier of a Change in Control in the Company, or a Change in Ownership of CBIC or LCI, as the case may be, the executive officer must, within 30 days of such change, notify both its immediate employer and the Company as to which employment arrangement the executive wishes to apply to his employment. Eight other executives have similar arrangements with the wholly owned subsidiary of the Company by which they are employed.

     LCI has entered into employment agreements with six executive officers of LCI (the "LCI Change in Control Agreements"). The LCI Change in Control Agreements provide that in the event of a Change in Ownership of LCI, the executive is entitled to receive a lump sum payout equaling the aggregate salary (including salary increases and bonuses) which would have been paid to such executive during the remainder of the employment period, which varies from one to two years depending upon the executive, and cash equal to the fair market value of any previously granted restricted stock that is forfeited. "Change in Ownership" is defined in the LCI Change in Control Agreements to mean: the occurrence of an event pursuant to which (a) the ultimate right to elect directors of LCI is not exercisable by the Company or another entity which directly or indirectly acquires stock of LCI in a leveraged buyout in which the senior management of the Company participates, or (b) Continuing Directors, as defined in the Rights Agreement, cease to comprise a majority of the board of directors of the Company at a time when LCI, directly or indirectly, is a subsidiary of the Company.

     The Company maintains the CBI Employee Stock Purchase and Savings Plan
(1987) (the "1987 Stock Purchase and Savings Plan") in which substantially all employees of the Company and certain subsidiaries are eligible to participate. The number of Shares purchased in 1995 under the 1987 Stock Purchase and Savings Plan and the net value of Shares (market value less 85% of market value on the date of purchase) for the following named executive officers, all executive officers as a group, and all employees as a group are, respectively: J.E. Jones, 985 and $3,969.55; L.E. Akin, 1,328 and $5,152.90; C.E. Willoughby, 969 and
$3,682.35; A.J. Schneider, 0; C.O. Ziemer, 0; all executive officers as a group, 3,984 and $15,478.42; all employees as a group, 122,358 and $455,933.44. The average price per share with respect to all such Shares was $21.117.

     The Company restricted stock award plans (the "Restricted Stock Plans") have been adopted by shareholder votes in 1978, 1983, 1989 and 1994 and such plans are intended to encourage long-term employment and provide incentive compensation to participants over an extended period by using specific longer-term financial goals and/or stock vesting restrictions. The 1994 Restricted Stock Plan provides for awarding a target number of restricted Shares to an individual recipient, or a percentage thereof, only after the Company achieves specified performance goals set by the Compensation Committee. Pursuant to the 1978, 1983 and 1989 Restricted Stock Plans the Compensation Committee made awards on a discretionary basis to participants. Restricted Stock Plan participants generally have all the rights of stockholders, with respect to awarded shares, including the right to vote such Shares; however, Shares awarded may not be sold, exchanged, pledged or otherwise disposed of until the restrictions thereon have lapsed. Thus, Shares subject to restrictions tendered into the Praxair Offer would be forfeited. However, the conversion of Shares in a merger is deemed not to be a transaction subject to such forfeiture provisions. Generally, restrictions on 50% of the Shares awarded pursuant to the 1978, 1983 and 1989 Restricted Stock Plans lapse after five years and restrictions lapse on all other Shares awarded pursuant to such plans upon the occurrence of death, retirement or termination of employment for reason of disability. Restrictions on all Shares awarded under the 1994 Restricted Stock Plans lapse at the beginning of the fifth year following the year for which performance is measured. Restrictions on Shares awarded under all of the Restricted Stock Plans lapse during the three year period after a Change in Control upon the termination of employment (in the case of the 1978 and 1983 plans, by the Company) for any reason (other than wilful and material actions causing direct and substantial damage to the Company or its Subsidiaries or affiliates), or (with respect to the 1978 and 1983 Restricted Stock Plans) any termination of such Restricted Stock Plans. Under the 1989 Restricted Stock Plan, the Compensation Committee, and under the 1983 Restricted Stock Plan, the Board, may cause the restrictions to lapse for any participant.

     The number of outstanding restricted Shares awarded under all plans as of November 14, 1995 to the following named executive officers, all executive officers as a group, and all employees as a group which are still subject to restrictions are: J.E. Jones, 66,350; L.E. Akin, 22,235; C.E. Willoughby, 10,165; A.J. Schneider, 4,304; C.O. Ziemer, 13,740; all executive officers as a group, 120,298; all employees as a group, 920,779.

     Pursuant to the Executive Life Insurance Plan adopted by the Company in 1992, 23 currently employed executives of the Company are insured under life insurance contracts established under "split-dollar" arrangements intended to allow the Company to ultimately recover the insurance premiums it pays with respect to each insured executive. Under the plan, the executive's pre-retirement death entitles his beneficiaries to between four and six times his annual salary at the date of death. If death occurs after retirement, the executive's beneficiaries are entitled to between two and four times his annual salary as of the date of the executive's retirement. To the extent that the insurance in force at the executive's death is not sufficient to pay his beneficiaries the anticipated death benefit, any shortfall will be paid by the CBI Supplemental Survivor's Benefit, Executive Life Insurance and Benefit Restoration Trust (the "Rabbi Trust"). Such shortfall would include all amounts necessary to pay any income taxes that are due with respect to any life insurance make-up payments that are made from the Rabbi Trust.

     The Rabbi Trust is a non-qualified, taxable grantor trust established by the Company to hold certain assets as the source of the life insurance premiums and any shortfall in life insurance death benefits as described above, and as the source of certain make-up payments pursuant to the CBI Benefit Restoration Plan. Under this plan, any employee of the Company affected by the limits described below is entitled to retirement benefits ("Excess Benefits") from the Rabbi Trust equal to the additional retirement benefits they would have received under the Company's qualified retirement plans if in computing the benefits thereunder there were no legal limitations on either (a) the amount of salary that could be considered in determining a participant's benefit or (b) the amount of benefits payable from any of such qualified retirement plans. Furthermore, pursuant to an agreement dated January 4, 1982 and amended December 19, 1986 and July 16, 1987 between the Company and Mr. Jones, Mr. Jones's Excess Benefits amount is determined by including in his years of service for pension plan benefit calculation purposes service with a prior unrelated employer.

     In October 1987, the Board approved and the Company established the CBI Salaried Employee Stock Ownership Plan (1987) and such plan was amended and restated as of June 1, 1994 (the "ESOP"). Salaried employees with at least two years of service with the Company and designated subsidiaries are eligible to participate. Initial funding of the ESOP came from proceeds of surplus assets in the terminated CBI Pension Plan (Salaried) and by borrowings on behalf of the ESOP. Such funds were used to acquire Shares and preferred stock convertible into Shares at the rate of 1.5 Shares per share of preferred stock which are held in a trust for annual allocation to eligible employees. Allocations are based upon a participant's compensation and are fully and immediately vested. Ongoing funding is provided by Company contributions and by dividends received on shares held in the trust. The number of shares allocated in 1995 in the ESOP to the following executive officers, all executive officers as a group, and all employees as a group and the total number of shares held by the ESOP including unallocated shares are:

                                                                COMMON           PREFERRED
                                                             -------------     -------------
    J.E. Jones.............................................        292.536           787.411
    L.E. Akin..............................................        273.234           752.661
    C.E. Willoughby........................................        257.944           643.406
    A.J. Schneider.........................................        213.019           500.519
    C.O. Ziemer............................................        267.943           699.869
    All executives.........................................      1,504.819         3,784.062
    All employees..........................................    160,105.642       380,405.079
    Held by Trustee -- entire plan.........................  1,680,893.000     3,472,189.000

     Each participant is entitled to direct the trustee as to how the Company stock allocated to his or her stock account is to be voted, which includes the power to direct the trustee to abstain from voting on any issue. In addition, each participant has the right to instruct the trustee as to the manner in which the trustee is to respond to a tender offer for any or all of the Company stock allocated to such participant's stock account. Pursuant to the terms of the ESOP, the trustee is to tender that portion of unallocated shares which corresponds pro-rata to the portion of allocated shares for which the trustee has received instructions to tender. With respect to the remaining unallocated shares, the trustee may determine based on its determination as to the best interests of the participants whether or not to tender such shares.

     LCI and Praxair are currently in negotiations concerning a proposed joint venture arrangement, the purpose of which will be to operate a certain hydrogen pipeline which is owned by Southpaw Leasing Master Trust II and leased to LCI. It is contemplated that such pipeline will connect a hydrogen plant operated by LCI in Louisiana with a pipeline system operated by Praxair in Texas. As part of any such joint venture arrangement it is contemplated that LCI and Praxair will enter into a hydrogen exchange agreement pursuant to which, among other things, Praxair, on an ongoing basis, will agree to purchase a minimum volume of hydrogen (having a current market value of approximately $4,000,000 per year) under a take or pay provision and could purchase hydrogen in quantities having a current market value of up to approximately $8,000,000 per year.

                                   SCHEDULE I

                         RECENT TRANSACTIONS IN SHARES

 I.  DIRECTORS' DEFERRED FEE PLAN.

     The following table sets forth the number of Shares that directors' fees were converted into based on the selling price of the Common Stock on the date such director's fees were earned (including dividends on such shares which were converted into additional Shares):

                    DIRECTOR                       DATE EARNED     NUMBER OF SHARES      PRICE
-------------------------------------------------  -----------     ----------------     -------
Gary E. MacDougal................................    9/15/95            10.0286         $24.500
John F. Riordan..................................   10/01/95           252.6316         $23.750
                                                    10/11/95            43.9560         $22.750
                                                    10/11/95            43.9560         $22.750
                                                    10/12/95            43.9560         $22.750
Robert G. Wallace................................   10/11/95            43.9560         $22.750
                                                    10/11/95            43.9560         $22.750
                                                    10/12/95            43.9560         $22.750
                                                    10/25/95           210.5263         $23.750

II.  ESOP DIVIDENDS.

     The following table sets forth the number of Shares credited since September 15 to the accounts of the following officers in connection with dividends paid:

            OFFICER                          POSITION               NUMBER OF SHARES     PRICE
-------------------------------  ---------------------------------  ----------------     ------
John E. Jones..................  Chairman, President and                 21.301          $24.50
                                 Chief Executive Officer
Lewis E. Akin..................  Executive Vice President                14.980          $24.50
Calvin E. Willoughby...........  Executive Vice President                 9.972          $24.50
Charles O. Ziemer..............  Senior Vice President and               13.247          $24.50
                                 General Counsel
Alan J. Schneider..............  Vice President and Chief                 4.547          $24.50
                                 Financial Officer
Stephen M. Duffy...............  Vice President -- Human Resources         .976          $24.50
John R. Meier..................  Controller                               5.533          $24.50

III.  DIVIDEND REINVESTMENT PLAN.

     The following table sets forth the number of Shares purchased for the accounts of the following directors and officers pursuant to the Dividend Reinvestment Plan upon distribution of a common stock dividend on September 15, 1995. All Shares were treasury shares.

            OFFICER/DIRECTOR                           POSITION               NUMBER OF SHARES
-----------------------------------------  ---------------------------------  ----------------
Stephen M. Duffy.........................  Vice President -- Human Resources       4.7710
John T. Horton...........................  Director                                8.8380
Alan J. Schneider........................  Vice President and Chief                2.0420
                                           Financial Officer

IV.  OTHER TRANSACTIONS.

     Mr. MacDougal sold 1,850 Shares on October 25, 1995 at a price of $19.625 per Share in the open market in a transaction unrelated to the Directors' Deferred Fee Plan, the ESOP or the Dividend Reinvestment Plan.

     Over the course of the past 60 days the Company has in the ordinary course
(i) sold Shares to former executives (or their estates) upon exercise of options and to employees in connection with the Company's Dividend Reinvestment Plan;
(ii) exchanged Shares for Series C Preferred Stock in connection with ESOP terminations; and (iii) purchased odd-lot holdings from stockholders, fractional Shares related to ESOP terminations and restricted Shares in payment of taxes incurred in connection with the lapse of restrictions.

                                                                       ANNEX B-1

                                LEHMAN BROTHERS

                                      November 14, 1995

Board of Directors
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60521

Dear Members of the Board:

     We understand that PX Acquisition Corp., a wholly owned subsidiary of Praxair, Inc. (together, the "Bidder"), has made a tender offer to the shareholders of CBI Industries, Inc. (the "Company") to purchase all outstanding shares of the common stock, par value $2.50 per share, together with certain associated rights of the Company for consideration of $32.00 net per share in cash (the "Praxair Offer"). The terms and conditions of the Praxair Offer are set forth in more detail in the Offer to Purchase dated November 3, 1995 (the "Offer to Purchase").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the Company's shareholders of the consideration offered in the Praxair Offer.

     In arriving at our opinion, we reviewed and analyzed: (1) the Offer to Purchase and the specific terms of the Praxair Offer, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including, without limitation, certain projections prepared by the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Praxair Offer with the financial terms of certain other transactions that we deemed relevant. In addition, we have considered various discussions with third parties with respect to such third parties' potential interest in an acquisition of all or part of the Company or other strategic transactions involving the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

                              LEHMAN BROTHERS INC.
190 S. LASALLE STREET CHICAGO, IL 60603 TELEPHONE 312/609 7200 FACSIMILE 312/609
                                      8562

                                      B-1-1

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts and projections of the Company, upon advice of the Company we have assumed that such forecasts and projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration offered to the shareholders of the Company in the Praxair Offer is inadequate to such shareholders.

     We have, in the past, provided financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Praxair Offer. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directions of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to such shareholder in the Praxair Offer.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                      B-1-2

ANNEX B-2
                                                        Investment Banking Group

                                                        5500 Sears Tower
                                                        Chicago, Illinois 60606
                                                        312 906 6200
                                                        FAX 312 906 6262
(LOGO) Merrill Lynch

November 14, 1995

Board of Directors
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60521

Dear Members of the Board:

     We understand that PX Acquisition Corp., a wholly owned subsidiary of Praxair, Inc. (together, the "Bidder"), has made a tender offer to the shareholders of CBI Industries, Inc. (the "Company") to purchase all outstanding shares of the common stock, par value $2.50 per share, together with certain associated rights of the Company for consideration of $32.00 net per share in cash (the "Praxair Offer"). The terms and conditions of the Praxair Offer are set forth in more detail in the Offer to Purchase dated November 3, 1995 (the "Offer to Purchase").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the Company's shareholders of the consideration offered in the Praxair Offer.

     In arriving at our opinion, we reviewed and analyzed: (1) the Offer to Purchase and the specific terms of the Praxair Offer, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including, without limitation, certain projections prepared by the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Praxair Offer with the financial terms of certain other transactions that we deemed relevant. In addition, we have considered various discussions with third parties with respect to such third parties' potential interest in an acquisition of all or part of the Company or other strategic transactions involving the Company. We have also had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial forecasts and projections of the Company, upon advice of the Company we have assumed that such

                                      B-2-1
forecasts and projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration offered to the shareholders of the Company in the Praxair Offer is inadequate to such shareholders.

     We have, in the past, provided financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Praxair Offer. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to such shareholder in the Praxair Offer.

                                          Very truly yours,

                                          MERRILL LYNCH

                                      B-2-2

                                 EXHIBIT INDEX

  Exhibit  1   --   Pages 5 through 23 of Proxy Statement dated March 24, 1995 relating to the
                    Company's 1995 Annual Meeting of Shareholders.
  Exhibit  2   --   CBI Industries, Inc. Employment Agreement and addenda for J.E. Jones.
  Exhibit  3   --   CBI Industries, Inc. Employment Agreement and addenda for A.J. Schneider.
  Exhibit  4   --   CBI Industries, Inc. Employment Agreement and addenda for C.O. Ziemer.
  Exhibit  5   --   CBI Industries, Inc. Employment Agreement and addenda for L.E. Akin.
  Exhibit  6   --   CBI Industries, Inc. Employment Agreement and addenda for C.E. Willoughby.
  Exhibit  7   --   Form of Liquid Carbonic Industries Corporation Employment Agreement and Form
                    of Addenda.
  Exhibit 8    --   Letter Agreement between John E. Jones and the Company dated January 4,
                    1982, amendment thereto dated December 19, 1986, and amendment thereto dated
                    July 16, 1987.
  Exhibit  9   --   CBI Industries, Inc. Stock Option Plan.
  Exhibit 10   --   CBI Industries, Inc. 1995 Stock Option Plan.
  Exhibit 11   --   CBI Restricted Stock Award Plan (1978).
  Exhibit 12   --   CBI 1983 Restricted Stock Award Plan.
  Exhibit 13   --   CBI 1989 Restricted Stock Award Plan.
  Exhibit 14   --   CBI 1994 Restricted Stock Award Plan.
  Exhibit 15   --   CBI Salaried Employee Stock Ownership Plan (1987).
  Exhibit 16   --   CBI Employee Stock Purchase and Savings Plan (1987) (incorporated by reference).
  Exhibit 17   --   CBI Executive Life Insurance Plan.
  Exhibit 18   --   CBI Benefit Restoration Plan.
  Exhibit 19   --   CBI Supplemental Survivor's Benefit, Executive Life Insurance and Benefit
                    Restoration Trust.
  Exhibit 20   --   Letter to John E. Jones, the Company's Chairman, President and Chief
                    Executive Officer, from H. William Lichtenberger, the Chairman and Chief
                    Executive Officer of Praxair, dated October 27, 1995.
  Exhibit 21   --   Letter to Stockholders of the Company dated November 16, 1995.
  Exhibit 22   --   Press Release issued by the Company on November 16, 1995.
  Exhibit 23   --   Letter to holders of Shares issued pursuant to the Company's Restricted
                    Stock Plans with respect to tendering Shares of restricted stock dated
                    November 16, 1995.
  Exhibit 24   --   Motion to amend Complaint in Steiner v. CBI Industries, Inc. (Delaware
                    Chancery Court).
  Exhibit 25   --   Complaint in Steiner v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 26   --   Complaint in Kreisberg v. Jones (Delaware Chancery Court).
  Exhibit 27   --   Complaint in Lasker v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 28   --   Complaint in Polikoff v. CBI Industries, Inc. (Delaware Chancery Court).
  Exhibit 29   --   Complaint in Rosenberg v. Clark (Delaware Chancery Court).
  Exhibit 30   --   Complaint in Lewis v. Jones (Delaware Chancery Court).